[Photon Dynamic, Inc. Letterhead]

VIA EDGAR

June 13, 2005

David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Photon Dynamics, Inc. (File No. 000-27234)
Form 8-K, Item 4.02, Filed May 4, 2005

Gentlemen:

     On behalf of Photon Dynamics, Inc., we are responding to comments received from the staff (the "Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2005, with respect to the current report referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 8-K dated May 2, 2005

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements

1.	We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

We respectfully advise the Staff that we currently expect to file our Amendment No. 1 to Annual Report on Form 10-K for the year ended September 30, 2004 (the “Form 10-K”), and our Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (the “Form 10-Q”), on or before August 9, 2005.

2.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal year ended September 30, 2004 and Form 10-Q for the period ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end September 30, 2004.

In the Form 10-K, we stated that “subject to limitations described below, our disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-

David Burton
Securities and Exchange Commission
June 13, 2005

15(e)) are effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Immediately below that statement we had disclosed that we had identified a number of material weaknesses, identifying each of the material weaknesses and the remedial steps we were taking and intending to take to address these material weaknesses. In addition, we also stated that we had identified a number of significant deficiencies that did not rise to the level of material weaknesses. In our Form 10-Q, we provided an update as to the status of the material weaknesses and significant deficiencies and how we were addressing them, concluding again that, with the exception of those disclosures, we had concluded that our disclosure controls and procedures were adequate to provide reasonable assurance that the information required to be disclosed would be recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The statements made by our certifying officers, as of the time that they were made, were accurate. We had undergone an extensive evaluation of our internal control over financial reporting as a result of the material weaknesses that we had already discovered, and had made our conclusions based, in part, upon that evaluation.

With the benefit of hindsight and having discovered the additional error that caused us to conclude that we need to restate the financial statements for fiscal 2004, as well as the reasons therefore, our management is in the process of enhancing our internal control over financial reporting and disclosure controls and procedures. We continue to assess the status of our internal control over financial reporting and disclosure controls and procedures as of the two dates and anticipate that we will amend Item 9A of the Form 10-K and Item 4 of the 10-Q when we make our amendment filings, anticipated to be on or before August 9, 2005. However, given the extensive disclosure that we already provided in the 10-K and 10-Q, we have not yet determined what, if any, additional disclosure is necessary.

Please note that we also provided to investors a caveat, consistent with guidance from the Commission on the limits of giving such caveats, that our management did not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors, and that our conclusions were only that the disclosure controls and procedures can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Please also note that our current Chief Financial Officer, Maureen Lamb, joined Photon Dynamics on May 31, 2005. As a result, Ms. Lamb is currently in the process of assessing our disclosure controls and procedures.

* * * *

David Burton
Securities and Exchange Commission
June 13, 2005

     In addition, pursuant to your request, Photon Dynamics acknowledges:

•	Photon Dynamics is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Photon Dynamics may not assert Staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call me at (408) 360-3026 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Jeffrey Hawthorne

Jeffrey Hawthorne
President and Chief Executive Officer